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Minority-ownedWomen-owned
Emerald City Plant Shop

Plant Shop

702 Washington St
Norwood, MA 02062
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Emerald City Plant Shop is seeking investment to expand our distribution and footprint into the greater Boston community.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Emerald City Plant Shop is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Sowing Seeds Invest $200 or more to qualify. 50 of 50 remaining

Receive a free "Plant Parenthood" Lapel Pin as a thank you for your investment

Plant Parenthood Invest $1,000 or more to qualify. 25 of 25 remaining

Receive a free Emerald City T-Shirt as a thank you for your investment

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NEW ENGLAND'S FIRST BLACK OWNED PLANT SHOP

We are a local women-led plant shop and botanical event space based in Norwood. We believe your green thumb lies on the other side of learning how to care for your unique plants. There are plants to fit every lifestyle and our goal is to help you find them. Here are some of our offerings:

Event Space Rentals
Free Recycled Nursery Pots
In-Store Drainage Hole Drilling for Pots
Plant Care Workshops
Plant Design/ Installations
Plant Identification & Health Diagnosis
Plant Rentals
Repotting Services
Virtual Plant Consultations
THE TEAM
Quontay Turner
Owner

Quontay Turner also known as "Q", is a multi-talented creative and entrepreneur. She has over ten years of experience in community organizing, event management, recruiting, and facilitating conversations and trainings around diversity, equity, and inclusion.

In her spare time, Q loves building connections and sharing resources with those new to the Boston area as one of the lead organizers of the Boston Young Black Professionals (YBP) whose mission is to curate more space for professionals of color to fully enjoy all that Greater Boston has to offer. She is a proud member of Sigma Gamma Rho Sorority Incorporated and a native of Mattapan who is passionate about creating a more inclusive and connected community for all.

A CHANGE OF 'GREENERY'
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Entrepreneur and small business owner Quontay Turner on how the healing power of all things green inspired her to open Emerald City Plant Shop, the first Black-owned plant shop in New England.

PRESS
Emerald City Plant Shop's Quontay Turner Shares What Brings Her Joy

The Mattapan native is using her Norwood boutique to pave the way for underrepresented entrepreneurs.

To Get the Best Plants This Spring, Go Back to The Roots

It's just about time to turn your brown thumb green as we spring into spring. Quontay Turner of Emerald City Plant Store gets to the root of common plant problems.

A Black-Owned Plant Shop Blooms In The Pandemic's Wake

Started on Instagram in 2020, the storefront for Emerald City Plant Shop opened at the beginning of May and hopes to serve as a place of learning and gathering.

A change of 'greenery'

Entrepreneur and small business owner Quontay Turner on how the healing power of all things green inspired her to open Emerald City Plant Shop, the first Black-owned plant shop in New England.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Delivery Vehicle Purchase $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$250,000	$287,500	$333,500	$363,515	$381,691
Cost of Goods Sold	$95,839	$110,214	$127,848	$139,354	$146,321
Gross Profit	$154,161	$177,286	$205,652	$224,161	$235,370
EXPENSES					
Rent	$28,351	$29,059	$29,785	$30,529	$31,292
Utilities	$7,500	$7,687	$7,879	$8,075	$8,276
Salaries	$15,000	$17,250	$20,010	$21,810	$22,900
Insurance	$3,500	$3,587	$3,676	$3,767	$3,861
Office Expenses	$6,560	$6,724	$6,892	$7,064	$7,240
Operating Profit	$93,250	$112,979	$137,410	$152,916	$161,801

This information is provided by Emerald City Plant Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends June 30th, 2023
Summary of Terms
Legal Business Name Emerald City Plant Shop LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.45×
Business's Revenue Share 3.1%-7.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2031
Financial Condition
Historical milestones

Emerald City Plant Shop has been operating since May 2021 and has since achieved the following milestones:

Opened location in Norwood, MA

Achieved revenue of $215,845 in 2022.

Had Cost of Goods Sold (COGS) of $82,745, which represented gross profit margin of 61% in 2022.

Achieved profit of $26,030 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of April 2023, Emerald City Plant Shop has debt of $20,444. This debt is sourced primarily from Square Capital and will be senior to any investment raised on Mainvest. In addition to the Emerald City Plant Shop's outstanding debt and the debt raised on Mainvest, Emerald City Plant Shop may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Emerald City Plant Shop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Emerald City Plant Shop operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Emerald City Plant Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Emerald City Plant Shop's core business or the inability to compete successfully against the with other competitors could negatively affect Emerald City Plant Shop's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Emerald City Plant Shop's management or vote on and/or influence any managerial decisions regarding Emerald City Plant Shop. Furthermore, if the founders or other key personnel of Emerald City Plant Shop were to leave Emerald City Plant Shop or become unable to work, Emerald City Plant Shop (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Emerald City Plant Shop and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Emerald City Plant Shop is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Emerald City Plant Shop might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Emerald City Plant Shop is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Emerald City Plant Shop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Emerald City Plant Shop's financial performance or ability to continue to operate. In the event Emerald City Plant Shop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Emerald City Plant Shop nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Emerald City Plant Shop will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Emerald City Plant Shop is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Emerald City Plant Shop will carry some insurance, Emerald City Plant Shop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Emerald City Plant Shop could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Emerald City Plant Shop's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Emerald City Plant Shop's management will coincide: you both want Emerald City Plant Shop to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Emerald City Plant Shop to act conservative to make sure they are best equipped to repay the Note obligations, while Emerald City Plant Shop might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Emerald City Plant Shop needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Emerald City Plant Shop or management), which is responsible for monitoring Emerald City Plant Shop's compliance with the law. Emerald City Plant Shop will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Emerald City Plant Shop is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Emerald City Plant Shop fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Emerald City Plant Shop, and the revenue of Emerald City Plant Shop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Emerald City Plant Shop to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Emerald City Plant Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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